Exhibit 99.2

TRANSCRIPT OF CONFERENCE CALL – February 3, 2005

Ladies and Gentlemen,

Thank you for standing by and welcome to the Overland Storage Q2 Fiscal Year 2005 financial result conference call.  There is a presentation.  All participants will be in the listen-only mode.  Afterwards we will conduct the question and answer session.  At that time, if you have questions, please press the “one” followed by the “four” on your telephone.  As a reminder, this conference is being recorded Thursday, February 3, 2005.  I would now like to turn the conference over to Cynthia Bond, Director of Corporate Communication.  Please go ahead, ma’am.

Ms. Bond:  Thank you. Good Morning.  If anyone has not received an earnings release and would like one, please call (858) 503-4316. Again that is (858) 503-4316 or you may access the release on our website www.overlandstorage.com.

First, our safe harbor.  Except for the factual statements made herein, the information contained in this news release and conference call consists of forward-looking statements that involve risks, certainties and assumptions that are difficult to predict.  Words and expressions reflecting optimism and satisfaction with current prospects, as well as words such as “believe,” “intends,” “expects,” “plans,” “anticipates” and variations thereof, identify forward-looking statements, but their absence does not mean that a statement is not forward looking.  Such forward-looking statements are not a guarantee of performance and the company’s actual results could differ materially from those contained in such statements.  The facts that could cause or contribute to such differences include delays, unbudgeted expenses, inefficiencies and production problems that may result from the transition of manufacturing to Sanmina-SCI; difficulty of predicting sales to the company’s major OEM customer; worldwide information technology spending levels; unexpected shortages of critical components; rescheduling or cancellation of customer orders; loss of a major customer; and market acceptance of the company’s REO product line; the timing and market acceptance of new products and production by the company, including the company’s new software pack, competitors or licensees of the company, the timing and market acceptance of new products as directed by competitors, the timing and amount of licensing royalties, general competition and price pressures in the marketplace; the company’s ability to control costs and expenses; and general economic conditions.  Reference is also made to other factors set forth in the company’s filings with the Securities and Exchange Commission, including the “Risk Factors,” “Management’s Discussion and Analysis” and other sections of the company’s Form 10-K for the most recently completed fiscal year.  These forward-looking statements speak only as of the date of this release and the company undertakes no obligation to publicly update any forward-looking statements to reflect new information, events or circumstances the date of this release.

Now I will turn the call over to Christopher Calisi, the President and Chief Executive Officer of Overland Storage.  Christopher . . . .

Mr. Calisi:  Thank you Cynthia.

Good morning everyone, and welcome to our fiscal 2005 second quarter conference call.

Following my initial remarks, Vern LoForti, our vice president and chief financial officer, will review the financial details of the quarter.  Then, I’ll discuss the outlook for the third fiscal quarter of 2005, and open the call for your questions.

Revenue for our second fiscal quarter was $62.5 million with net income of $2.6 million, or $0.18 per diluted share on a GAAP basis.  On a pro forma basis, net income was $2.9 million or $0.20 per diluted share. These results are in line with our previous announcement for the quarter.

Typically, our second quarter, a seasonally strong quarter, has a hockey-stick finish, but this year we experienced flat sales through the end of the quarter, devoid of the typical end-of-year up-tick.  This flatness occurred in both OEM and channel sales, but in the Americas region only.  We believe that a number of factors may have contributed to these results, including I.T. evaluations of the disk and tape and perhaps some hesitation as buyers anticipate the arrival of LTO3.  On a positive note, our branded channel business was up 20% total year over year in spite of the softness in the Americas region.

While we were un-happy with the weakness in the Americas region during the second quarter, the rapid market acceptance of our software based REO product is extremely exciting.  At this time we have sold and installed nearly 1,000 units worldwide over the past twelve months.  Given the analyst-projected growth rates propelling this market, and our strong execution to date, Overland is emerging as a clear leader in this large and expanding market.

Worldwide, REO unit sales increased 77 percent on a sequential basis totaling 395 units, and REO revenue dollars doubled over the first quarter, reaching $2.8 million, or nearly $3.2 million with the backlog.  Perhaps the most exciting aspect of REO is the door it opens to new markets. Fortune 500 companies with worldwide operations are evaluating REO – combining our REO 9000’s in central locations and attaching multiple REO 1000s in remote locations to assure timely backup and recovery operations.  The software PACs we are developing are already making this happen, and as we launch more software, I believe the acceptance of our disk-based solutions will accelerate. Sales of our REO products, met our plan for the quarter and if you include the backlog we had at the end of the quarter, REO sales easily exceeded plan

The core value of the REO line is the ProtectionPAC software, which serves as our core operating system - designed specifically to protect data.  The ProtectionPAC was designed for the REO product line but was architected to be ported to primary storage in the future.  Augmenting this base level of Protection are numerous SolutionPACs that we will roll out in the coming weeks and months ahead.  Each new software PAC is priced and sold separately.

Between now and the end of calendar year 2005, we anticipate launching at least four, but as many as six new solution PACs.  In other words, every 60 to 90 days we will provide a new SolutionPAC to market  — a new solution that addresses a distinct set customer needs for data protection.  These SolutionPAC’s works to eliminate the complexity of protecting data, and do so in a cost-effective way.

Each SolutionPAC, or software module, will be sold on top of the basic ProtectionPAC.  The new Solution PACs will be priced separately, and will be delivered either on-line, or via CD. Each SolutionPAC will be priced by the terabyte, and we will offer an optional annual maintenance contract at 18 percent of the total purchase price.

Last month we introduced our first Multi-Site PAC — that automates the manual process of consolidating and managing multiple remote backups.  Essentially, the technology of the Multi-Site PAC mirrors data from remote locations to a central site.  The beauty of the multi-site PAC is that it integrates seamlessly into an existing environment and cost-effectively provides a remote data protection – eliminating the need to manage tapes in remote locations.    We believe Overland offers an extremely effective solution to this problem, and we intend to capitalize on our technological strengths here.

Much of this quarter’s success can be attributed to some of the incredible wins, and the inroads we’re making with consulting firms and I.T. departments at major corporations and organizations.  More than any factor, these wins underscore the potential of our diskware products, and the strength of our organization.  What is most notable is that many of these sales are not one or two units, but have the potential to become system-wide installations.

I’d like to highlight a few diskware successes for the quarter to help underscore the adoption and usage model of this new solution.

Since August, we have been working with a consultant on a project for Continental Airlines.  We can all appreciate the financial environment in which the airlines are currently operating, and I think that adds to the importance of our role.  After extensive evaluations of REO, Continental decided that Overland’s REO solution was perfect for its 120 international sites.  Many of the airline’s auto-loaders had expiring service contracts, and by replacing the auto-loaders with REO 1000s, Continental will be able to save significantly.  To date, there are 15 REO 1000s at various sites there, and the next phase will add 11 in Latin American airports.  I believe we are looking at third quarter installations for those. This is definitely a phase-in sale, and one that has the potential for REO 9000s as well.  Considering the financially strapped airline industry, we’re proud to be able to develop not only the right technology, but to do that at the right price point.  And, I might add, what is good for Continental Airline could well be good for other airlines as well.

We also have sold multiple REOs for the remote locations of Hanover Compressor, a leading international gas compression company.  Though Hanover is currently using 11 REOs the company intends to add nearly 50 more in the coming weeks, and plans to take advantage of our Multi-Site PAC.

Electronics for Imaging, a leading provider of print software solutions with locations in 25 countries, is utilizing two REO 9000s as a base, and will use the Multi-Site PAC with several additional units.

Also, this quarter we received an exciting and prestigious piece of business from our sales group in France. Arcelor - the world’s largest steel producer headquartered in France, but with operations in 60 countries - placed an initial order for 40 REO 1000s to replace stand-alone tape drives.  Management of this company noted that the need to handle cartridges has been greatly diminished, therefore using less manpower in the backup operation, and creating significant efficiencies.

In our second quarter, our biggest win of all was the American Medical Association, based in Chicago.  The competition was extremely stiff for this prestigious account, and we worked very closely with a Chicago partner to close this deal.  In order to comply with critical medical data retention needs, the AMA will be using 11 REO 9000s and 2 REO 2000s for a total of 68 terabytes of diskware.  Again, we think this highlights the recognition I.T. departments have of the growing advantage of utilizing the right diskware component in a backup solution.

Turning to NEO for a moment.

NEO continues to be our flagship automation solution. This quarter NEO sales reached an all-time record in Europe, including continuing sales of our NEO units to the U.K’s Inland Revenue Service.  Currently the Inland Revenue Service has over 600 NEO2000 units in place and we believe we have one more quarter of shipments to go.  Already this quarter they have placed orders for an additional 160 units.

We continue to work to dilute our customer concentration. To do so, we continue to focus on our branded channel business with new products like REO, our new softwarePAC’s and potentially additional products as we enter fiscal year 06.  This quarter branded revenue represented nearly 43% percent of total revenue, the highest level in over 2 years.  In order to further improve our diversification, we would like to add new OEMs to our mix and are engaged in several opportunities.

At this point, I’ll turn the call over to Vern to discuss our financials.

Mr. LoForti:  Thank you, Christopher.

As indicated in our release, despite falling 9.4% below our “original” Q2 revenue guidance, we were able to meet our bottom line guidance of $0.20 per share.  This was accomplished primarily through an improved gross margin and reduced operating expenses.

Also, as you have seen our release this quarter includes a presentation of pro forma results to break out the effect of costs related to the outsourcing of our manufacturing operations to Sanmina-SCI.  I will expand later on the progress of that effort and the related charges we expect to incur.

Total revenue for the quarter of $62.5M was down 7.7% vs. $67.8M in Q2 of the prior year, but was up 5.0% sequentially vs. the September ’04 quarter.

Our OEM revenue concentration — we watch closely the concentration split between OEM and branded channels - and this quarter OEM concentration fell to 57.6%, the lowest level since Q1 of fiscal 2003.  This was down significantly vs. 67.1% in the prior year and was also down vs. 61.0% in Q1.  These percentages reflect a 20.6% decline in OEM sales vs. the prior year, and relatively flat OEM sales on a sequential basis vs. Q1 of this year.  Individually, sales to HP represented 50.8% of total revenue for the quarter vs. 60.2% last year and 54.3% last quarter.  As Christopher described the weakness in OEM revenue was primarily isolated to the America’s region.

Our branded business reported a RECORD quarter in Q2, up 20.1% over the prior year and up 12.6% vs. Q1.  Total branded sales represented almost 41% of our total revenue, the highest percentage contribution in over 2 years.  This performance was lead by a RECORD quarter in EMEA, where sales grew 34.7% over last year and rose over 50% on a sequential quarter basis.  As Christopher indicated, our EMEA team is proud to be a supplier to the Inland Revenue Service, and has one more quarter to go to complete the installations there.  We were disappointed with the end-of-quarter softness in the Americas region.  Sales in the Americas were flat with last year, but were uncharacteristically down 12.1% vs. Q1.  Sales in Asia Pacific were up 16.7% vs. last year, but were down 8.8% vs. last quarter.

Royalties and other revenue from VR2 exceeded our expectations this quarter, driven by record royalties from StorageTek.  Total VR2 revenue amounted to $898K, down 14.5% from $1,028K in the prior year but up 73% from $518K last quarter.  Chip sales amounted to $225K this quarter compared to $454K last year and no chip sales last quarter.

Looking at our Gross margin.

Excluding outsourcing charges, our overall gross margin rose to 29.4% this quarter compared to 26.1% last year and 26.9% last quarter.  As indicated in our release, the largest driver to the improved margin this quarter was the very high concentration (again, 41%) of revenues in branded sales.  Also a factor was reduced material costs, primarily tape drives.

Regarding the outsourcing of our manufacturing to Sanmina, we signed the definitive manufacturing services agreement with them on November 23, 2004.  We are now in the process of transferring production of all our products to Sanmina in an orderly fashion.  The first products that were moved to Rapid City, South Dakota, were the entire REO product line, followed by the NEO8000.  The transfers, we’re pleased to report, went smoothly and we have already seen some immediate benefit.  For example, we began shipping the new REO9000 in late October.  In December, customer demand for the 9000 outstripped both our forecast and our ability to manufacture the product.  And, in fact, as Christopher indicated, we ended the quarter with an unfilled backlog of orders.  However, the backlog would have been even bigger and we would not have been able to ship as many units as we did in the quarter were it not for the scalable resources of Sanmina in the last week of the quarter.

Our workgroup solutions of loaders and power loaders are scheduled to go to Sanmina next, followed by the NEO 2000 and 4000.  We are still on target to be completed by the end of our fiscal year.  The spares and service operation will stay in San Diego for the current time with Overland.

It is still expected that approximately 135 full and part-time employees will be impacted by the outsourcing.  Departures are scheduled for Q3 and Q4.  All employees are receiving severance packages and placement assistance, and certain critical employees have received retention packages to ensure that we accomplish a smooth handoff to Sanmina.  We have been contacted, pleasantly, by other San Diego employers who are interested in hiring qualified assemblers and production people, and we will be holding job fairs at our site to assist our employees with placement.

During Q2, we have recorded a total of $538K of pretax outsourcing charges, the majority of which represents a pro-rata portion of the severance packages extended to the affected employees based on their expected period of service.  We expect that an additional $1.1 million of charges will be recorded in Q3 and the final charges will be incurred in the last fiscal quarter.  We still believe that our guidance total outsourcing charges of between $2.5M to $3.0M will be sufficient.  We are still working to finalize our facilities plans, which will determine the final outcome.

I also wanted to provide some sense of how the outsourcing will affect our inventory levels when it is complete.  One of the changes from our original expectations relates to the handling of the most expensive material component of our tape libraries:  And this is tape drives.  In order to avoid up charges from Sanmina, we have decided to consign tape drives to them rather than have them purchase the drives directly.  Therefore, the amount of inventory that we will continue to carry on our balance sheet will be higher than originally expected.  Preliminary indications are that by June 30th, our inventories will fall to approximately $11M, a $7.8M additional reduction from current levels at 12/31/04.

Now if we could look at spending levels.

Total operating expenses of $14.3M for the quarter were approximately $525K below our expectations.  Sales and marketing expenses were about $700K below plan due to reduced hires and recruiting costs, lower consulting services and a higher level of incoming MDF (market development funds) from our tape drive suppliers.  This was partially offset by higher G&A expenses related to increased audit fees in connection with our SOX404 compliance.

Sales & marketing expenses of $8.9M for the quarter were up $1.4M or 18% over last year and were up $1.1M or 14% over the prior quarter.  Approximately $650K of that increase in comparison to both periods relates to the cost of our Annual Reseller Conference that was held in early October.  In the prior year, the Conference was actually held in September, the end of Q1.  The remainder of the increase is related to spending to launch and promote our new REO products and to continued expansion of our branded sales force.  Absent the cost of the Reseller Conference, we expect sales and marketing expenses in Q3 to decline to approximately $8.5M.

R&D spending this quarter of $2.5M was up by $492K or 25% compared to the prior year, but was down by a similar amount compared to the prior quarter.  The increase over the prior year relates primarily to expansion of the REO software development team and development materials and expenses for new products.  The decline from the prior quarter relates to the fact that a non-recurring outside design expense was included in the Q1 expenses did not repeat itself in Q2.  R&D spending should be relatively flat from Q2 to Q3.

G&A spending of $2.9M for the quarter was essentially flat with the prior year, but was up almost $300K vs. Q1 for the reason mentioned earlier.  We expect G&A spending to remain fairly level into Q3.

You will notice that our Effective Tax Rate for the quarter fell to 33.8%.  And that was due to the catch-up in Q2 of the Federal R&D tax credit that had expired in Q1 and was not renewed by Congress until the bill was signed into law in Q2.  Additionally, the recognition of the outsourcing expenses has pushed us into a slightly lower tax bracket.  We expect that our effective tax rate for the year will be approximately 34.5%.

Looking at the balance sheet and Cash flow:

We ended the quarter with $54.5M of cash on hand plus $21.7M in short term investments, for a total of $76.1M of available cash, an increase of $3.4M from last quarter.

Receivables grew by $4.4M over last quarter as a result of the higher level of revenues generated during the quarter, together with the impact of a reclassification related to distributor inventories.

Inventories declined by $1.6M this quarter, approximately $1M of which related to a transfer of raw materials to Sanmina in connection with the outsourcing.  That would be related to REO and NEO 8000 products as I mentioned.

Shareholders’ equity rose from $116.1M at the end of last quarter to $120.3M at the end of this quarter, an increase of $4.2M.  The increase included approximately $1.7M from the sale of stock in connection with the exercise of outstanding stock options.  A total of 13.9 million common shares were outstanding at the end of the quarter.

Christopher, back to you……

Mr. Calisi:  Thanks, Vern.

For the third quarter of our fiscal 2005, we expect revenues of $62 million, relatively flat sequentially.  Although Q3 is normally a seasonally slower quarter than Q2, we believe that growth in REO sales will compensate for the seasonality.  We expect pro forma net income per diluted share in the range of $0.17 to $0.19.  We will give guidance for our fourth fiscal quarter on our next earnings call.

I can tell you honestly I have never been more excited about the future here at Overland.  The remainder of fiscal year 2005 is going to be a challenge, but our goal is to make fiscal 2006 one of the most successful years in the Company’s history.  This business is transitioning very rapidly.  I clearly see us emerging as a company delivering a new, broader value proposition to our customers in the form of software and hardware solutions.  Our product line now spans tertiary storage and secondary storage and could, based on the software we are developing one day include protected primary storage.  We will continue to leverage our growing, powerful branded channel to reach corporations of all sizes with our mid-range solutions for data protection.

Yes, I have big plans for this company, but I am very confident that we have the capital – in human and financial resources - to accomplish our goals.  Our tape storage business is very solid, REO – our relatively new disk business – is on a steep ramp, and I intend to devote more sales and marketing focus to make that ramp even steeper in the months ahead.  We know our market, and aim to deliver continuous data protection software on a variety of hardware platforms.    I am looking forward to entering our Fiscal year 2006 with a greatly expanded set of products and customers.

Thank you for your time this morning; we look forward to sharing our progress with you.  Now, I’ll open the call to questions.

Operator:  If you’d like to withdraw your registration, please press 1 followed by 3.  If you’re using a speakerphone, please lift your handsets before asking your requests.  One moment please before the first question.

Our first question comes from the line of [unintelligible].  Please proceed with your question.

Question:  Thank you, a couple of questions on gross margins.  What are your expectations longer term as this grows more the percent of revenues and then can you comment on the margins you are getting on the REO product and the margin difference between the OEM and Branded on the tape side.  And then I have another question.

Mr. Calisi:  Let me see if I can [unintelligible].  So you want to understand blended margins going forward.  You want to understand REO margins in a little bit more detail and then margin OEM versus channel?

Question:  Exactly.

Mr. Calisi:   Ok, I love those questions.  Let’s see, Vern, do you want to take blended margin issue with REO in our goals for the company?

Mr. LoForti:  Sure we, contrary to [unintelligible] we stated in the release that we’re looking for about 28 points of margin in Q3.  You know we did have a good quarter this quarter in Q2 with VR2 and obviously a very strong branded channel performance.  We want to be cautious but as we move forward I think we continue to believe that our margins will be enhanced by REO.  One of the things that we have said this we are now beginning to put significant resources on this and that is to cost reduce the REO product.  We have been so focused on just delivering the three hardware platforms that we have now that we have not focused on cost reduction and now it’s time to do so and to really propel the margins there and I think that, that is probably going to take us 3 to 6 months to accomplish.  But we think that absent  software packs that we really can [unintelligible] 50 points of margin in the channel and we don’t yet have an OEM customer as you know for that product.

Mr. Calisi:  The goals is for the base platform themselves with the cost reduction effort is to maintain about a 50 point margin there but then we thought the [unintelligible]r on the software paks.  And the reason why we hadn’t been focusing on cost reduction at first is really to get the software packs out.  So we just announced the multi-type pack you should see probably close to the end of this quarter the net pack delivered to market.  I actually have a third but I really just don’t have the resources for launch it right now.  I could deliver this quarter.  I’ll probably launch it the following quarter.  I literally [unintelligible] was up last night quite late working on an adoption model of the software pack and what it does to the overall margin.  I’m probably still, I don’t do my best work at one in the morning.  I’m probably still about a week away from confidently determining what the overall margin will be for the REO product line.  It will be [unintelligible] 50 points without a doubt.

Question:  Ok, so blended in 3 to 6 months could that be north of 30%?

Mr. Calisi:  Corporate [unintelligible] blended margin.

Mr. LoForti:  I think it could.  With continued strength in …

Mr. Calisi:  As you know, our model is so highly sensitive to the OEM channel mix.  If the concentration, the relativity of that concentration between OEM and branded stays the same then certainly REO will most definitely push us to 30 points or above.  Just because of the sheer size of it.  You know it’s getting 2.8 million this past quarter we’re looking for 5 million in Q3 and continued strong, strong growth there.  So it should begin to  have some pretty good effect.

Question:  Can you comment on the margin difference on the tape side between the OEM and branded.

Mr. LoForti:  This is consistent with what we’ve experienced in the past that OEM’s are in the low 20’s and branded is in 40-45% range.

Question:  Ok, and on the product side REO seems to be doing really well.  What is your expectation for the REO as if [unintelligible] 12 months from now.  Right it’s very small part of your business but it’s growing.  So what’s an expectation 12 months from now?

Mr. Calisi:  That’s a good question.  It’s difficult  to model until we have a little more experience the adoption of our software packs.  What the mix will be between software and hardware.  I mean if we continue to sell, you know more hardware here, you know it drastically changes the residue picture.  I do believe that with the focus on software, we will drive this into other hardware platforms as well.  Very synergistic to the REO product line.  So I’m not, you know I can’t give you a firm answer to that right now.

Question:  Ok, then how much was IBM?

Mr. LoForti:  IBM was approximately, IBM another week we have another small account, but  about 6.9% of revenues.

Question:  Ok, then when do you expect that the LT03 to start shipping?

Mr. Calisi:  Just about now.

Question:  Ok, one last question.  In your models, what are you using as a growth rate for the mid-range or low end of the [unintelligible] market?

Mr. Calisi:  I think in our [unintelligible] we had about 2%.  Is that right?

Mr. LoForti:  Ya, it’s, the tape business.  Well for example in Q3, let me just address that because that’s the only guidance we’ve given but in Q3, we expect Q3 to be the tape business to be seasonally slower as it always is.  Q3 versus Q2.  But the REO growth will make up for that seasonality.  But in general Christopher  is right, we had about 2% growth in tape automation built into our annual model.

Mr. Calisi:  I don’t see any change to that.

Question:  Ok, great.  Thank you, thank you so much.

Mr. Calisi:  You bet.

Operator.  Thank you.  Ladies and Gentlemen, once again if you’d like to register a question please press 1 followed by the 4.  Our next question comes from the line of [unintelligible] from Needham Incorporated.

Question:  Good morning guys.

Mr. Calisi:  Morning Glen.

Question:  Maybe a few number of quarters ago you did give a full outlook for fiscal 05.  You know where you talked about 8% of [unintelligible] and 10% revenue growth, 12% EPS  growth, gross margins getting to get 30% by the end of fiscal 05.  What is, you touched on this a little bit, I mean why are you unable to provide guidance at least through the end of fiscal 05.  What should we read into that?

Mr. Calisi:  There’s just a lot of variables right now that are in motion.  When we entered 05’, we actually had plans with REO to deliver a number of the solution packs, they actually weren’t stand-alone software.  They were built into boxes themselves.  So it’s the adoption of the software with those boxes, we’ve kind of changed that model.  Some of those variables that are in motion, we’ll still end this year very strong.  I just can’t give guidance…(gets cut off by speaker)

Question:  Is there something in the fourth quarter, you said in your comments, prepared comments, something about you know challenging finished 05’ but you were very optimistic about 06’.  Should we read something into that?

Mr. Calisi:  No, no, it is a challenge for us, you know, to end the year and make our guidance as it is any quarter but I’m looking forward to 06’ because I think we’ll have a much broader set of products in 06’.  We’ll have probably at least minimally 3 software packs in market with REO.  We’ll have 3 REO based units.  We’ll have an update to our library business and a great deal of momentum behind us so that FY06’ is just, should be a great year for us.  But each quarter here is a challenge.  Look, we’re not the first ones to market with a disk-based back-up product.  Quantum  was there a couple of years ago.  We focused very hard on understanding exactly what customers wanted, how they wanted us to deliver it, it’s just continues to be our main focus here.  So it’s not an easy job.  [? Gets cut off by speaker]

Question:  So you’re saying, did you just say you think this is going to be like 5 million this quarter?

Mr. Calisi:  That’s correct.

Question:  Maybe  you just talk about, I mean whether this is a challenge for you, just selling follow-on packs through using the channel model to sell follow-on packs.  I mean typically channels like to sell boxes not things like that.  Maybe you could talk about how you’re dealing with that and whether you know I’ve identified an issue for you or not.

Mr. Calisi:  No, no that’s a great point.  That was the point I was just making earlier.  But we’ve tried to deliver software stand-alone in the channel.  We’ve had experience there and we didn’t succeed.  Our goal is REO, REO [unintelligible] sale but the jewel case has to be [unintelligible].  We know that.  Our channel wants that.  So these software packs, they’re not going out as stand-all units.  Today while the [unintelligible] to be a stand-alone product, it is only the sole and combination with our hardware because of the very point you rate.  That’s what our channel wants.  That’s what their comfortable selling.  I think that’s why we’re succeeding here in market where others haven’t.

Question:  So you’re (…getting cut off)  Is the idea though going forward to sell these packs as incremental pieces of software to existing customers or is that in the model somehow and you’re going to do that through the channel or you just going to sell it as boxes in the channel?

There are really three [unintelligible] to a software approach.  The first thing in architecting the product the way we did.  Is to make sure that the OEM is a large OEM have their own [unintelligible] so we don’t expect to sell singles.  We never have.  So the first thing we do, is the architect has to make sure that we can secure some of these OEM [unintelligible] but software ports very simply [unintelligible].  Secondly is the point you raised, yes we do expect existing customer base to start to upgrade to some of these new functionality modules with these new applications.  But third and most importantly, some of the [unintelligible] I went over in the script there are many customers evaluating our product today with REO 1000, REO 4000, REO

9000 in combination with these software packs, we’ve only publicly announced the multi-[unintelligible] pack but [unintelligible] unofficially, I’ve got a big mouth, I’ve been talking about some of these others.  I expect those new software packs to continue to drive multi unit sales going forward.

Question:  Ok, did you comment on the, was there a big currency contribution of making Europe so strong or organically was going, maybe you can tell us what the currency impact was and then also comment on if in fact Europe was so strong.  Why was it so strong and what are you doing over there and what are you looking forward to?

Glenn this Vern.  We continue to denominate our sales in Europe in U.S. dollars so I think given the currency exchange rate it is certainly cheaper to them over there.  But one of the big drivers to the Europe contribution this quarter was sales [unintelligible] revenue.  As we indicated it, we have another quarter left to fulfill all the units that they want and potentially we are looking at being able to fulfill other governmental agencies in the U.K. to help them but revenue [unintelligible] to the Inland Revenue was about 1.7 million during the quarter.  So, but we did see a very strong last couple of weeks in Europe significant sell through the [unintelligible].  You know which was quite different in the U.S.  But…

Question:  A reason you think that happened or?

Really it’s just the reasons we stated earlier.  We’ve had time now to finally look at it the last couple of weeks and [unintelligible] I had spoken to many of our resellers and the LTO3 delivery did seem to delay some of their sales.  And there is definitely a pronounced effect that we’re seeing with customers now.  Looking at their entire back-up environment and how [unintelligible] back-up would work in those environments.  Especially with the, the level of flexibility we’re providing in all these different functionality packs that we’re delivering.

Speaker 1:  Ok, thank you.

Speaker 2:  We’re just dropping in a REO 2000 [unintelligible] back-up [unintelligible] I’m going to have a bunch of packs that handle other issues for [unintelligible]

Speaker 3:  And we’re really intensified in our sales [unintelligible]

Speaker 1:                                          I’m going to have a bunch of packs that handle other issues for central fights.

Speaker 2:                                          And we’re really intensifying our sales force to…[speaker interrupted]

Speaker 1 :                                       That was one of the other challenges [unintelligible] referring to for the Quarter 2.  As a CEO we’ve got a growing business here, a pretty exciting business and yet we have a legacy business that’s wonderful as well and making sure that I balance resources across both of those properly, is probably the biggest challenge I face.

Speaker 3:                                          Thank you.

Speaker 1:                                          Sure

Operator:                                              Ladies and gentlemen once again as a last reminder if you would like to queue up for questions, please press 1 followed by the 4.  Our next question comes from the line of Tom Curick from RDC Capital Market.  Please proceed with your question.

Tom:                                                                     Some of the cross currents in the other regions, can you roughly tell us what your assumptions are on a regional basis for the March quarter?

Speaker 1:                                          I’m sorry we missed the first part of your question, could you restate the question?

Tom:                                                                     Sure, how do you expect your business to trend on a regional basis in the March quarter especially given the strength sequentially seen in your [unintelligible] in North America and APAC?

Speaker: 1:                                       Tom, I think we expect an up kick in Q3 versus Q2 in the Americas.  Based on our look a month into the quarter things seem to be going pretty well in the Americas, so if you well recovered from whatever happened in Q2, so we see that moving up, and yet we see Europe coming down primarily because we’re not going to have another $1.7 million contribution from the inland revenue in Q2 that we had in Q2 in Q3, it will be a lower amount.  In Asia pack we see it being up slightly, so also one of the big pieces the Americas being up is REO because we see that as good for indicating going from $2.8 million to $5 million, and the adoption of REO seems to be happening faster in the U.S. which is kind of what we expected than it is in Europe.

Speaker 2:                                          Right now at this point in the quarter REO is about 67% of, I’m sorry, in the Americas region REO is about 67% of the total REO number sold so far to date.

Tom:                                                                     I’m sorry I didn’t quite hear, are you saying that it’s at 67% already of the number that you did for REO in the December quarter?

Speaker 2:                                          No, right now to date with the current sales of REO in this quarter, 67% of those have been sold to the Americas region.

Tom:                                                                     I see, okay, thank you.  Can you remind us again which drive the storage tack incorporates the VR squared technology.

Speaker 1:                                          The 90, let me get this right, 9940B and the 9840C, and Tom it is scheduled to go into the next GEN drive.  But the 9940C’s will have that as well.

Speaker 2:                                          Yes, they intend to use VR squared in all their drives.

Tom:                                                                     Are you seeing any difference in timing?  You know you mentioned LT-03 and it sounds like that’s starting right now, but is there any significant difference in timing for LT-03 for the NEO series through the branded channels versus OEM?

Speaker 2:                                          No, no difference.

Tom:                                                                     And finally on the REO series, do you still see a significant OEM opportunity there especially given some of the comments about primary disk or should we assume that most of that revenue continues to be driven by branded channels over the next 18 months anyway?

Speaker 1:                                          The OEM opportunities exist and I think are very significant.  I want to try to build this business in a balanced way.  Right now I believe we are the clear leader in the channel.  I think we probably sell more disk space product in the channel per backup than anyone else.  I don’t think we’re as strong in OEM.  I know Falcon store today has EMC, so the opportunities are there; we are actually still in two competitive situations today on the OEM front with the REO.  I expect that to increase going forward, if anything.  But hopefully have a nice balance business here as well, both channel and OEM.

Tom:                                                                     All right, thank you.

Operator:                                              Thank you.  Our next question comes from the line of Haveen Buma from [unintelligible].  Please proceed with your question.

Q:                                                                                    Thank you, Chris I want to get a better sense of your comments about the availability of display solutions [unintelligible].  Are these display solutions simply delaying [unintelligible], or are you actually seeing customers recuse the amount of tape they would otherwise [unintelligible]?

Speaker 1:                                          That’s a really good question, I’m not necessarily seeing a reduction in the amount of tape that they need.  Let me give you some detail here.  We certainly are seeing customers desperate to the [unintelligible] from tape in remote locations.  Another typically auto loaders, low-end systems and/or tape drives.  So we definitely see a shift there.  Then as companies start to add disk space backup solutions they’re pausing to look at the total affect.  I think we put our customers success story out there, it’s in one of the ads of Sacramento Police Department who did take our REO product, dropped it right in and it worked [unintelligible], but when we worked with them a bit we realized they could generate a great deal more efficiency at a lower cost and get better performance if they rearranged some components of the architect at their backup, and we’re starting to see now more and more customers do that.  So there was a little bit of a delaying affect there that we see.  Thirdly, I don’t necessarily see a decrease.  I know a lot of people have been saying that this is going to decrease library sales, and to be honest I wouldn’t mind if it did.  I make better margins in my REO product line, there’s more software content in there.  I think that’s the future, but it’s just not happening.  What we do see though is libraries going out with fewer tape drives and fewer tape drive add-ons being sold to people typically additional drives and add-on drives are for performance reasons doing multiple backup, streaming backups to multiple tapes.  I know customers are doing that to disk and then being able to move it out to a tape library.

Thank you.

Operator:                                              Once again ladies and gentlemen a final question will come from the line of Joe Inman from Robert Bears Stern.  Please proceed with your question.

Joe:                                                                           Thanks, it’s Robert Beard.  I was wondering if you could just clarify the change in the inventory situation.  I guess you are going to keep your tape drives in-house and I was just wondering how that would change your inventory [unintelligible]; I think you mentioned $11 million.

Speaker 1:                                          Yes, Joe the situation is about 60% of the material cost of the tape library is resident in the drive.  As you might imagine, the Sanmina business model is that they need to make margin on all the materials that flow through their plant.  So we said currently as we manufacture our product we buy tape drives directly and keep them in our inventory so what we have decided to do to avoid having to pay Sanmina upcharge, if you will, or a margin on the tape drive themselves, we will consign them so Sanmina will order them from our suppliers HP and IBM and Quantum and they will have them delivered to Sanmina’s plant, but they will remain on our book.  So I think that I had publicly stated in the past that we conceptually could flow about $15 million from the sale of raw materials on Overland’s books to Sanmina by the time we are done with the outsourcing.  And now what I’m saying is about $5 million of that is going to have to stay on our books because of the fact that we are going to consign those drives.  So we’ll only flow about $10 million of cash from that.

Joe:                                                                           Okay, thanks.  I’ve just got one more.  You talked about the [unintelligible] shortfall where your brand is built [unintelligible], and I was just wondering how does that jive with the higher concentration of bringing revenues.  [unintelligible] revenues were stronger than usual, so and gross margins were up because of that.  So can you just kind of lock into that too.

Speaker 1:                                          Joe, it’s really on a percentage basis. The dollar level shortfall between OEM and Branded was about the same, but because the sheer dollars of OEM is much bigger, that’s what I was referring to.  Specifically in Americas it was a much bigger shortfall, again because of the relative dollars, but in total the Branded channel, as we indicated we have a good performance in the MEA, so that’s kind of the mix there.

Joe:                                                                           Okay, so the weakness is granted this more pronounced in the Americas.

Speaker 1:                                          Correct.

Joe:                                                                           Okay, thanks a lot.

Operator:                                              There are no further questions at this time.  I’d like to turn the call back to yourself.  Please continue with your presentation or closing remarks.

Speaker 1:                                          Well, thanks everyone I appreciate your time this morning.  Operator that will conclude the call.

Operator:                                              Thank you, ladies and gentlemen, that does conclude the call.  We thank you for your participation and ask